CE Franklin Ltd.

Interim Consolidated Balance Sheets - Unaudited

	September 30	December 31
(in thousands of Canadian dollars)	2010	2009
Assets

Current assets
Accounts receivable	91,706	67,443
Inventories	96,109	102,669
Other	5,321	4,960
	193,136	175,072

Property and equipment	9,847	10,517
Goodwill	20,570	20,570
Future income taxes (note 5)	1,565	1,457
Other	237	339
	225,355	207,955

Liabilities

Current liabilities
Bank operating loan (note 6)	-	26,549
Accounts payable and accrued liabilities	63,981	38,489
Income taxes payable (note 5)	126	-
	64,107	65,038

Long term debt (note 6)	14,383	290
	78,490	65,328

Shareholders* Equity
Capital stock	22,775	23,284
Contributed surplus	17,957	17,184
Retained earnings	106,133	102,159
	146,865	142,627
	225,355	207,955

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Operations - Unaudited

	Three months ended		Nine months ended

(in thousands of Canadian dollars except shares and per share amounts)	September 30	September 30	September 30	September 30
	2010	2009	2010	2009

Sales	132,159	94,149	353,944	344,014
Cost of sales	112,928	76,702	299,485	282,704
Gross profit	19,231	17,447	54,459	61,310

Other expenses
Selling, general and administrative expenses	15,511	17,017	45,821	49,658
Amortization	620	635	1,855	1,776
Interest expense	108	322	539	670
Foreign exchange (gain)	(130)	(71)	(45)	(100)
	16,109	17,903	48,170	52,004

Income (loss) before income taxes	3,122	(456)	6,289	9,306

Income tax expense (recovery) (note 5)
Current	1,120	(215)	2,124	2850
Future	(173)	(451)	(107)	(382)
	947	(666)	2,017	2,468

Net income and comprehensive income	2,175	210	4,272	6,838

Net income per share (note 4)
Basic	0.12	0.01	0.24	0.38
Diluted	0.12	0.01	0.24	0.38

Weighted average number of shares outstanding (000's)
Basic	17,461	17,647	17,518	17,795
Diluted (note 4(e))	17,783	17,908	17,838	18,036

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flow - Unaudited

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
(in thousands of Canadian dollars)	2010	2009	2010	2009

Cash flows from operating activities
Net income for the period	2,175	210	4,272	6,839
Items not affecting cash -
Amortization	620	635	1,855	1,776
Future income tax (recovery)	(173)	(451)	(107)	(382)
Stock based compensation expense	728	1,101	1,520	2,081
Other	(130)	-	(52)	(45)
	3,220	1,495	7,488	10,269
Net change in non-cash working capital balances related to operations -
Accounts receivable	(30,000)	(7,325)	(24,263)	36,070
Inventories	(788)	13,766	6,560	25,280
Other current assets	(3,340)	(1,441)	(1,454)	6,277
Accounts payable and accrued liabilities	16,555	2,083	25,725	(43,323)
Income taxes payable / receivable	237	(305)	1,156	(4,495)
	(14,116)	8,273	15,212	30,078

Cash flows (used in)/ from financing activities
Decrease in bank operating loan/revolving term bank loan	14,094	(3,941)	(12,455)	(13,621)
Issuance of capital stock- Stock options exercised	92	-	111	248
Settlement of share unit plan obligations	-	-	(178)	-
Purchase of capital stock through normal course issuer bid	(56)	(465)	(374)	(2,727)
Purchase of capital stock in trust for Share Unit Plans	(347)	-	(1,229)	(394)
	13,783	(4,406)	(14,125)	(16,494)

Cash flows used in investing activities
Purchase of property and equipment	(629)	(706)	(1,099)	(2,298)
Business acquisition (note 2)	-	(3,161)	12	(11,286)
Proceeds from disposition	0	-	0	-
	(629)	(3,867)	(1,087)	(13,584)

Change in cash and cash equivalents during the period	(962)	-	-	-

Cash and cash equivalents at the beginning of the period	962	-	-	-

Cash and cash equivalents at the end of the period	-	-	-	-

Cash paid during the period for:
Interest	146	322	393	670
Income taxes	717	450	957	7,230

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

(in thousands of Canadian dollars)	Capital Stock		Contributed	Retained	Shareholders'
	# shares	$ Surplus		Earnings	Equity

Opening balance 12/31/2008	18,094	22,498	18,835	97,990	139,323
Normal Course Issuer Bid (Note 4(a))	(532)	(693)	-	(2,053)	(2,746)
Stock Based Compensation (Note 4(a) and (b))	-	-	1,270	-	1,270
Stock options excercised (Note 4 (a))	57	248	(86)	-	162
Modification of Stock option plan (Note 4(a))	-	-	(1,329)	-	(1,329)
Purchase of shares in trust for Share Unit Plan
(Note 4(c))	(75)	(394)	-	-	(394)

Shares issued from Share Unit Plan (Note 4 (b))	64	1,167	(1,167)	-	-
Net income	-	-	-	6,838	6,838
Closing balance 9/30/09	17,608	22,826	17,523	102,775	143,124

Opening balance 12/31/2009	17,581	23,284	17,184	102,159	142,627
Normal Course Issuer Bid (Note 4 (a))	(58)	(76)	-	(298)	(374)
Stock Based Compensation (Note 4(a) and (b))	-	-	1,485	-	1,485
Modification of Stock option plan (Note 4(a))	-	-	103	-	103
Purchase of shares in trust for Share Unit Plan
(Note 4(c))	(179)	(1,229)	-	-	(1,229)
Shares issued from Share Unit Plan (Note 4)	67	464	(464)	-	-
Options exercised from treasury (Note 4(a))	33	259	(100)	-	159
Directors Share Unit Plan exercise (Note 4(b))	-	73	(251)	-	(178)
Net income	-	-	-	4,272	4,272
Closing balance 09/30/10	17,444	22,775	17,957	106,133	146,865

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

(tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 1 - Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis with CE Franklin Ltd.’s (the “Company”) annual consolidated financial statements for the year ended December 31, 2009.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the year ended December 31, 2009, but do not include all disclosures required by Generally Accepted Accounting Principles (GAAP) for annual financial statements.

Recent Canadian GAAP pronouncements include CICA section 1582 - Business Combinations, CICA section 1601 – Consolidated Financial Statements and CICA section 1602 – Non- Controlling interests. The overall objective of the standards issued is to update the standards pertaining to business combinations and allow convergence with International Financial Reporting Standards by January 1, 2011. The adoption of these standards is expected to have no impact on the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

The Company’s sales typically peak in the first quarter when oil and gas drilling activity is at its highest levels. Sales then seasonally decline through the second and third quarters, rising again in the fourth quarter when preparation for the next drilling season commences. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, declining in the second and third quarters, and then rising again in the fourth quarter.

Note 2- Business Combinations

On June 1st 2009, the Company acquired the net assets of a western Canadian oilfield equipment distributor, for total consideration of $11.3 million, after $0.7 million post closing adjustments related principally to inventory reductions.

Using the purchase method of accounting for acquisitions, the Company consolidated the assets from the acquisition and allocated the consideration paid as follows:

Cash consideration paid and payable	11,286

Net assets acquired:
Inventory	10,462
Property, equipment and other	824
11,286

Note 3 – Inventory

Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value. Inventory net realizable value reserve expense was recognized in the three and nine months period ending September 30, 2010 of $105,000 and $315,000 respectively (2009 – $105,000 and $1,050,000 respectively). As at September 30, 2010 and December 31, 2009, the Company had recorded inventory valuation reserves of $4.9 million and $6.3 million respectively.

During the three and nine months ended September 30, 2010, inventory valuation reserves of $0.8 million and $1.7 million respectively were utilized.

Note 4 – Share Data

At September 30, 2010, the Company had 17.4 million common shares, 1.1 million stock options and 0.6 million share units outstanding.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

a)

Stock options

Option activity for each of the nine month periods ended September 30 was as follows:

000's	2010	2009

Outstanding at January 1	1,195	1,294
Granted	-	-
Exercised	(73)	(57)
Forfeited	(26)	(37)
Outstanding at September 30	1,096	1,200

Exercisable at September 30	824	770

There were no options granted during the three and nine month periods ended September 30, 2010 and September 30, 2009.

During the quarter ended September 30, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company’s stock option obligations are now classified as current obligations (subject to vesting) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. As at September 30, 2010, the Company’s accrued stock option liability was $1,748,000. As the stock option obligations are now recorded as a liability on the Company’s balance sheets, stock options are no longer included in the calculation of the diluted number of shares outstanding (note 4(e)).

Stock option compensation expense recorded in the three and nine month period ended September 30, 2010 was $517,000 (2009 - $996,000) and $1,271,000 (2009 - $1,351,000) respectively. Stock option compensation expense is included in selling, general and administrative expenses on the Consolidated Statement of Operations.

b)

Share Unit Plans

The Company has Restricted Share Unit (“RSU”), Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) plans (collectively the “Share Unit Plans”), whereby RSU’s, PSU’s and DSU's are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. RSU’s and PSU’s are granted to the Company’s officers and employees and vest one third per year over the three year period from the date of grant.  DSU’s are granted to the independent members of the Company’s Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board. For the PSU plan, the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are settled. Share Unit Plan activity for the nine month periods ended September 30 was as follows:

000's		2010		Total		2009		Total
	RSU	PSU	DSU		RSU	PSU	DSU
Outstanding at January 1	223	53	98	374	161	-	70	231
Granted	145	132	29	306	172	161	28	361
Exercised	(36)	(7)	(49)	(92)	(64)	-	-	(64)
Forfeited	(10)	(4)	0	(14)	(4)	(5)	-	(9)
Outstanding at September 30	322	174	78	574	265	156	98	519

Exercisable at September 30	75	9	78	162	75	-	98	173

Share Unit Plan compensation expense recorded in the three and nine month periods ended September 30, 2010, were $349,000 (2009- $105,000) and $961,000 (2009 -$733,000).

c)

The Company’s intention is to settle Share Unit Plan obligations from an independent trust established by the Company to purchase common shares of the Company on the open-market. The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the number and cost of shares held in trust, reported as a reduction of capital stock.  During the three and nine month periods ended September 30, 2010, 50,000 and 179,300 common shares were acquired respectively, by the trust (2009 – nil and 75,000) at a cost of $337,500 for the three month period and $1,218,000 for the nine month period. (2009 $nil and $394,000)

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

d)

Normal Course Issuer Bid (“NCIB”)

On December 23, 2009, the Company announced the renewal of the NCIB to purchase up to 880,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010. As at September 30, 2010, the Company has purchased 57,878 shares (2009 - 75,739) at an average cost of $6.61 per share (2009 - $6.13) for an aggregate cost of $370,000 (2009- $465,000).

e)

Reconciliation of weighted average number of diluted common shares outstanding (in 000’s)

The following table summarizes the common shares in calculating net earnings per share:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

Weighted average common shares outstanding- basic	17,461	17,647	17,518	17,795
Effect of Stock options (note 4(a))	-		-
Effect of Share Unit Plans	322	261	320	241
Weighted average common shares outstanding- diluted	17,783	17,908	17,838	18,036

Note 5 – Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Nine Months Ended
		September 30				September 30
	2010	%	2009	%	2010	%	2009	%

Income (loss) before income taxes	3,121		(456)		6,289		9,306
Income taxes calculated at
expected rates	887	28.4	(134)	29.4	1,787	28.4	2,735	29.4
Non-deductible items	25	0.8	31	(6.8)	80	1.3	91	1.0
Share based compensation	46	1.5	(324)	71.1	159	2.5	(324)	(3.5)
Adjustments on filing returns &
other	(11)	(0.4)	(239)	52.4	(8)	(0.1)	(34)	(0.4)
	947	30.3	(666)	146.1	2,017	32.1	2,468	26.5

As at September 30, 2010, income taxes payable were $126,000. As at December 31, 2009, income taxes receivable of $1,029,000 were included in Other Assets.

b)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

	September 30	December 31
	2010	2009
Assets
Property and equipment	890	852
Share based compensation	933	856
Other	143	127
	1,966	1,835
Liabilities
Goodwill and other	401	378
Net future income tax asset	1,565	1,457

The Company believes it is more likely than not that all future income tax assets will be realized.

Note 6- Capital Management

The Company’s primary source of capital is its shareholders’ equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, revolving term bank credit facility (the “Credit Facility’) that is used to finance its net working capital and general corporate requirements. The Credit Facility was entered into on July 8, 2010 and matures in July, 2013.  Previously, the Company had a $60 million, 364 day bank operating borrowing facility.

The maximum amount available to borrow under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories.  Under the terms of the Credit Facility, the Company must maintain the ratio of its debt to debt-plus-equity at less than 40% (9% at September 30, 2010) and coverage of net operating free cash flow as defined in the Credit Facility agreement over interest expense for the trailing 12 month period of greater than 1.25 times (9.1 times at September 30, 2010).  The Credit Facility contains certain other covenants, which the Company is in compliance with.  In management’s opinion, the Company’s available borrowing capacity under its Credit Facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments.

Note 7 – Financial Instruments and Risk Management

a)

Fair Values

The Company’s financial instruments recognized on the consolidated balance sheet consist of cash, accounts receivable, accounts payable and accrued liabilities, bank operating loan and long term debt. The fair values of these financial instruments, excluding long term debt, approximate their carrying amounts due to their short- term maturity. At September 30, 2010, the fair value of the long term debt approximated its carrying value due to its floating interest rate nature and short term maturity. There is no active market for these financial instruments.

b)

Credit Risk

A substantial portion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts.  Movement of the allowance for credit losses for the nine months ended September 30, 2010 and September 30, 2009 was as follows:

As at September 30	2010	2009
Opening balance	2,335	2,776
Write-offs	(268)	(425)
Change in provision for credit losses	(275)	310
Closing balance	1,792	2,661

Included in the change in provision for credit losses for the nine month period ended September 30, 2010 are recoveries of $675,000 for items previously provided for (2009 – nil).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

Trade receivables outstanding greater than 90 days were 6% of total trade receivables as at September 30, 2010 (2009 – 8%).

c)

Market Risk

The Company’s long term debt bears interest based on floating rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact borrowing costs. The Company purchases certain products in US dollars and sells such products to its customers typically priced in Canadian dollars, thus leading to accounts receivable and accounts payable balances that are subject to foreign exchange gains and losses upon translation. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses.

d)

Risk Management

From time to time, the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future purchase commitments. The Company’s foreign exchange risk arises principally from the settlement of United States dollar denominated net working capital balances as a result of product purchases denominated in United States dollars.  As at September 30, 2010, the Company had contracted to purchase US$9.4 million at fixed exchange rates with terms not exceeding six months. The fair market values of the contracts were nominal.

Note 8 – Related Party Transactions

Schlumberger Limited (“Schlumberger”) owns approximately 55% of the Company’s outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Schlumberger.  Purchases of such equipment conducted in the normal course on commercial terms were as follows:

	September 30 2010	September 30 2009
Cost of sales for the three months ended	2,232	1,491
Cost of sales for the nine months ended	5,929	4,773
Inventory	3,323	3,712
		603
Accounts payable and accrued liabilities	953	538

The Company pays facility rental expense to an operations manager in the capacity of landlord, reflecting market based rates. For the three and nine month period ended September 30, 2010, these costs totaled $188,000 and $613,000 (2009: $157,000 and $550,000).

Note 9 - Segmented reporting

The Company distributes oilfield products principally through its network of 49 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction.